UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Compass Minerals International, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

20451N101

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS KM&T Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,034,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,034,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,609 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 7,034,609 shares of common stock, par value $0.01 per share (the “Public Shares”), of Compass Minerals International, Inc. (the “Issuer”) held by KM&T Investment Holdings, LLC (“KM&T Investment”).

(2)

Calculated using the sum of (i) 34,170,583 Public Shares outstanding as of September 13, 2022, as set forth in the Stock Purchase Agreement, dated as of September 14, 2022 (the “Stock Purchase Agreement”), by and between the Issuer and Koch Minerals & Trading, LLC (“KM&T”) and attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022, and (ii) the 6,830,700 Public Shares issued pursuant to the Stock Purchase Agreement.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,034,609 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,034,609 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,609 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 7,034,609 Public Shares held by KM&T Investment. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of KM&T Investment.

(2)

Calculated using the sum of (i) 34,170,583 Public Shares outstanding as of September 13, 2022, as set forth in the Stock Purchase Agreement, and (ii) the 6,830,700 Public Shares issued pursuant to the Stock Purchase Agreement.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Public Shares”), of Compass Minerals International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9900 West 109th Street, Suite 100, Overland Park, KS 66210. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “CMP.”

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by KM&T Investment Holdings, LLC (“KM&T Investment”), Koch Minerals & Trading, LLC (“KM&T”), Koch Solutions, LLC (“Koch Solutions”) and Koch Industries, Inc. (“Koch Industries”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) KM&T Investment is a Delaware limited liability company and a subsidiary of KM&T. KM&T Investment is principally engaged in the business of holding investments on behalf of KM&T and its affiliates.

(2) KM&T is a Delaware limited liability company and a subsidiary of Koch Solutions. KM&T is principally engaged in the business of commodity trading.

(3) Koch Solutions is a Delaware limited liability company and a subsidiary of Koch Industries. Koch Solutions is principally engaged as a holding company for KM&T and other subsidiaries engaged in a wide variety of business activities, including shipping, logistics and the provision of related and other services.

(4) Koch Industries is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; ranching; commodity trading; and investments.

KM&T Investment is beneficially owned by KM&T, KM&T is beneficially owned by Koch Solutions, and Koch Solutions is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, Koch Solutions and KM&T may be deemed to beneficially own the Public Shares of the Issuer held by KM&T Investment by virtue of (i) Koch Industries’ beneficial ownership of Koch Solutions, (ii) Koch Solutions’ beneficial ownership of KM&T, and (iii) KM&T’s beneficial ownership of KM&T Investment.

The filing of this Schedule 13D shall not be construed as an admission that any of KM&T, Koch Solutions or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

(b)-(c) The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers is listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

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Item 3. Source and Amount of Funds or Other Consideration

On September 14, 2022, Issuer entered into a Stock Purchase Agreement with KM&T (and together with certain of its affiliates as outlined in the Stock Purchase Agreement, the “Investor”), pursuant to which Issuer agreed to issue and sell in a private placement to KM&T 6,830,700 Public Shares (the “Issued Shares”) at a per share purchase price of approximately $36.87 for an aggregate purchase price of $251,751,313 (the “Private Placement”). On October 18, 2022 (the “Closing Date”), Issuer completed the Private Placement with KM&T. As of the Closing Date, KM&T Investment beneficially owned 7,034,609 Public Shares.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

The acquisitions of Public Shares were funded with the working capital of KM&T.

Item 4. Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety. Pursuant to the terms of the Stock Purchase Agreement, the Reporting Persons intend to designate two Investor Designees to the Issuer’s Board of Directors.

The Reporting Persons acquired Public Shares for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer) or private transactions, in each case, as permitted by the Stock Purchase Agreement, or (3) to take any other available course of action.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions and commercial arrangements in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing, subject to the terms of the Stock Purchase Agreement.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 7,034,609 Public Shares, representing approximately 17.2% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using the sum of (i) 34,170,583 Public Shares outstanding as of September 13, 2022, as set forth in the Stock Purchase Agreement, and (ii) the 6,830,700 Public Shares issued to KM&T Investment pursuant to the Stock Purchase Agreement.

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(c) – Except as set forth in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. The Stock Purchase Agreement contains additional post-closing covenants, including those described below.

Under the terms of the Stock Purchase Agreement, Investor has the right to appoint two designees (the “Investor Designees”) to the Board of Directors of the Issuer (the “Board”) subject to the reasonable prior consent of the Board’s Nominating/Corporate Governance Committee. So long as Investor and its permitted transferees collectively beneficially own Public Shares representing (i) at least 15% of the outstanding Public Shares, Investor will be entitled to designate two Investor Designees, and (ii) less than 15% and at least 10% of the outstanding Public Shares, Investor will be entitled to designate one Investor Designee.

During the period when Investor continues to beneficially own in the aggregate Public Shares representing at least 10% of the aggregate outstanding Public Shares (the “Ownership Period”), the Investor will be obligated to vote its Public Shares (a) in favor of each director recommended by the Board, (b) against any stockholder nominations for directors not recommended by the Board, (c) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, (d) in favor of the Issuer’s “say-on-pay” and “say-on-frequency” proposals, if applicable, and any proposal by the Issuer relating to executive compensation as recommended by the Board, and (e) against any proposal from certain “activist” stockholders that is not approved or recommended by the Board (or a duly authorized committee thereof).

Under the terms of the Stock Purchase Agreement, the Investor will also be bound by customary transfer and standstill restrictions, and be afforded certain preemptive rights, customary information rights and customary registration rights with respect to the Public Shares beneficially owned by the Investor. In particular, the Investor (a) will be prohibited, subject to certain customary exceptions, from transferring any Issued Shares for 12 months following the Closing, and (b) during the Ownership Period, will be subject to certain standstill restrictions, including that the Investor will be restricted from acquiring additional equity securities of the Issuer if such acquisition would result in Investor acquiring beneficial ownership of more than 19.99% of the Issuer’s Public Shares. In addition, during the Ownership Period, in the event that the Issuer proposes to make any offering of any equity securities, or instrument convertible into or exchangeable for any equity securities, of the Issuer or any of its subsidiaries, the Investor will have preemptive rights to acquire its pro rata portion, based on the number of Public Shares held by the Investor compared to the outstanding Public Shares, with respect to such proposed issuance and sale.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

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Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Stock Purchase Agreement, dated as of September 14, 2022, by and between Compass Minerals International, Inc. and Koch Minerals & Trading, LLC (incorporated by reference to Exhibit 10.1 of Compass Minerals International, Inc.’s Current Report on Form 8-K, filed with the SEC on September 14, 2022).

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2022

KM&T Investment Holdings, LLC

By:	/s/ Vance Holtzman
Name:	Vance Holtzman
Title:	Vice President

Koch Minerals & Trading, LLC

By:	/s/ Vance Holtzman
Name:	Vance Holtzman
Title:	Vice President - Investments

Koch Solutions, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Executive Officers of KM&T Investment Holdings, LLC

Name	Position
Hand, Joseph	President
Holtzman, Vance	Vice President
Chisholm, Jon	Vice President
Wagnon, Shane	Vice President
Rather, John	Secretary
Doty, Randa	Treasurer

Executive Officers of Koch Minerals & Trading, LLC

Name	Position
Luetters, Mark E	President
Lindwall, Rodger, E.	Vice President - Chief Financial Officer
Seiler, David	Vice President - Operations/Compliance
Holtzman, Vance	Vice President - Investments
Vigilius, Morten	Secretary
Doty, Randa	Controller
Riley, Denise	Treasurer

Managers and Executive Officers of Koch Solutions, LLC

Name	Position
Dinkel, Richard K.	President
Goering, Ross A.	Vice President
Stiles, Dory J.	Vice President
Fazio, Raffaele G.	Vice President and Secretary
Goering, Ross	Treasurer
Dinkel, Richard K.	Manager
Hannan, James B.	Manager
Razook, Bradley J	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension Management
Dinkel, Richard K.	Senior Vice President and Chief Financial Officer
Dotson, David C.	Vice President – Engineered Solutions
Ellender, Philip G.	Vice President – Government and Public Affairs
Fazio, Raffaele G.	Assistant Secretary
Feilmeier, Steven J.	Director
Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer – Investments
Flesher, Gregory W.	Director
Gentry, Jeffrey N.	Director

Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary
Goering, Ross A.	Treasurer
Hannan, James B.	Director
Hannan, James B.	Executive Vice President & Chief Executive Office – Enterprises
Humphrey, Mark E.	Assistant Treasurer
Humphrey, Mark E.	Senior Vice President – Tax
Koch, C. Chase	Director
Koch, Charles G.	Director
Koch, Charles G.	Chairman of the Board and Chief Executive Officer
Koch, Julia F.	Director
Luetters, Mark E.	Vice President – Ag and Energy
Marshall, Elaine T.	Director
May, David J.	Vice President – Investment Management
Palmer, Kristi	Controller
Razook, Bradley J.	Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer – Resources
Robertson, David L.	Director
Robertson, David L.	President and Chief Operating Officer